SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02050642

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 8 August 2002

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CR

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

24 July 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra issues successful debut UK institutional bond

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

Telstra

24 July 2002 204/2002

Telstra issues successful debut UK institutional bond

Telstra today announced the successful launch of a £200 million Sterling bond of 12-year maturity following a well-received road show led by Telstra's Chief Financial Officer, Mr David Moffatt, in the United Kingdom and Europe last week.

"This is the first-ever Sterling borrowing by Telstra and further develops Telstra's debt market strategy which is anchored by its strong ratings and solid balance sheet," Mr Moffatt said.

The final pricing achieved equates to 86 basis points over the 12-year Sterling swap rate, or 120 basis points over the comparable 2015 UK Government Bond (Gilt), giving good all-up A$ pricing.

"The Sterling market is a well established debt market, providing good funding opportunities in the longer maturities which fits well with Telstra's current portfolio profile objectives," Mr Moffatt said.

The funds will be principally used for reduction of short-term debt and general purposes.

This Sterling issue extends Telstra's debt market presence to institutional investors in the United Kingdom and Europe and follows on from its successful US$500 million Global Bond and A$500 million Domestic Bonds issued earlier this year.

"We are pleased with this good response from Sterling investors in these volatile and tough conditions and in particular with the diversity achieved with over 15 per cent going to investors outside of the United Kingdom," Mr Moffatt said.

The bond issue was led by Barclays Capital and Credit Suisse First Boston together with co-managers Hong Kong Shanghai Banking Corporation and the Royal Bank of Scotland.

Telstra has long-term ratings of AA- by Standard and Poor's, Aa3 by Moody's and AA- by Fitch. All ratings have recently been confirmed and are stable.

Media inquiries:
Angela Martinkus
Public Affairs Manager, Finance and Administration
Telephone: 03 9634 3872
Mobile: 0408 997 420
angela.martinkus@team.telstra.com

Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/newsroom

Telstra Corporation Limited
ABN 33 051 775 556

Telstra

29 July 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Euro 8,000,000,000 debt issuance program – supplemental information memorandum

For your information I attach a copy of a supplemental information memorandum addendum recently filed with the London listing authority.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Supplemental Information Memorandum

Telstra Corporation Limited

(ABN 33 051 775 556)
(incorporated with limited liability in the Commonwealth of Australia)

euro 8,000,000,000 Debt Issuance Program

These supplementary listing particulars ("**Supplemental Information Memorandum**") are prepared in connection with the euro 8,000,000,000 Debt Issuance Program ("**Program**") of Telstra Corporation Limited ("**Issuer**") and are supplemental to, and should be read in conjunction with, the Information Memorandum dated 31 October 2001 ("**Original Information Memorandum**"). Copies of this Supplemental Information Memorandum have been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of the Financial Services and Markets Act 2000.

Arranger

JPMorgan

Dealers

ABN AMRO
BNP PARIBAS
Credit Suisse First Boston
Goldman Sachs International
JPMorgan
Mizuho International plc
RBC Capital Markets
UBS Warburg
Barclays Capital
Commonwealth Bank of Australia
Deutsche Bank
HSBC
Merrill Lynch International
Morgan Stanley
Westpac Banking Corporation

22 July 2002

final sim 22 july.doc

Unless otherwise defined in this Supplemental Information Memorandum, terms defined in the Original Information Memorandum have the same respective meanings where they appear in this Supplemental Information Memorandum. The Issuer accepts responsibility for the information contained in this Supplemental Information Memorandum. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Supplemental Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. Save as disclosed in this Supplemental Information Memorandum there has been no significant change and no significant new matter has arisen since publication of the Original Information Memorandum.

The information set out under the heading "Pay Television" on pages 23 and 24 of the Original Information Memorandum is updated by inserting the following new paragraphs immediately after the last paragraph under that heading on page 24:

"On 5 March 2002, we and FOXTEL announced an agreement that is intended to enable us to bundle FOXTEL's subscription television with telephone and internet services and charge customers for them on a single Telstra bill. The agreement provides that:

- we will be able to resell FOXTEL's subscription television service together with our telephony and internet services; and
- we will have the right to set the retail price and offer discounts on any service packages which include FOXTEL's subscription television service.

We believe that this agreement, which is undergoing regulatory review, will enable us to offer new competitive packages and should provide FOXTEL with an opportunity to increase its subscriber base. It is proposed that these new arrangements will be available to our customers in the first half of fiscal 2003.

Also, on 5 March 2002, FOXTEL and SingTel Optus Limited ("**SingTel Optus**") announced that they had entered into a binding agreement (which is subject to the ACCC notifying the parties that it does not intend to intervene) for SingTel Optus (or a member of the group comprising SingTel Optus and its subsidiaries) to resell FOXTEL subscription television channels on the Optus Television cable network. Under this agreement, FOXTEL will assume some of SingTel Optus' rights and financial obligations under its movie and other content arrangements. FOXTEL will also supply some of SingTel Optus' content over the FOXTEL platforms. The FOXTEL service to be received by SingTel Optus customers is expected to commence on 1 November 2002 and run until 2010. In addition, from 1 April 2002 until 1 November 2002, FOXTEL has agreed to supply two sports programming channels to SingTel Optus, to be known as Optus Sports 1 and 2. Concurrently, SingTel Optus will lease to FOXTEL a substantial volume of capacity on the Optus C1 satellite which is scheduled to launch in late 2002. This agreement between FOXTEL and SingTel Optus is subject to a number of conditions, including regulatory review and the receipt of various consents of content providers. The new service arrangements will come into effect if all necessary conditions are satisfied.

In June 2002, we and FOXTEL presented a proposal to the Australian Department of Communications, Information Technology and the Arts and subsequently to the ACCC in the form of a proposal to digitise the Telstra cable and provide an undertaking in which Telstra would provide carriage to third-party access seekers on the cable and FOXTEL would provide access to the digital Set-Top-Box (STU). The undertaking would give access seekers certainty about the price and conditions of access and enable them to deliver a Pay TV channel(s) to the FOXTEL customer base without being a part of the FOXTEL product. In exchange for this undertaking ,Telstra and FOXTEL are seeking immunity from regulation of the digital infrastructure. This regime would give Telstra and FOXTEL the confidence to move forward with a digital conversion and subsequent roll out of additional FOXTEL services."

The information set out under the heading "International Investments" on page 24 of the Original Information Memorandum is updated by inserting a new paragraph immediately after the third bullet point of the second paragraph:

"On 28 June 2002, we completed a number of non-cash transactions with PCCW which were related to our overseas investments with them. The key elements of the transactions were:

Redemption of original 2007 Convertible Note:

- PCCW redeemed in full the U.S.$750 million 2007 Convertible Note held by Telstra. Telstra valued this note on a yield to maturity basis at U.S.$750 million and adjusted the value in its accounts accordingly. Telstra used the proceeds to acquire PCCW's 40% interest in RWC and to subscribe for a U.S.$190 million mandatorily converting secured note issued by PCCW.

Acquisition of PCCW's 40% interest in RWC

- Telstra now owns 100% of RWC, which in turn owns one of Hong Kong's mobile phone businesses, Hong Kong CSL; and
- Telstra's accounts will reflect that the 40% interest in RWC previously held by PCCW had a value of U.S.$560 million. After adjusting for 40% of the cash in CSL, the effective acquisition value of the 40% interest in RWC was U.S.$475 million.

Issue of new mandatorily Converting Note by PCCW

- PCCW issued to Telstra a mandatorily converting secured note for U.S.$190 million, with a term of 3 years (expiring earlier if certain events occur) and bearing compounding interest at a rate of 5% per annum;
- the note is repayable in PCCW shares, which are listed on the Hong Kong Stock Exchange, but PCCW may redeem the note for cash at any time;
- Telstra may accelerate redemption in certain circumstances;
- the conversion price for the note is calculated by reference to the volume-weighted average price of ordinary shares in PCCW as traded on the Hong Kong stock exchange 20 days prior to conversion; and
- PCCW's obligations under the note are secured by an equitable mortgage of shares over all of Pacific Century Cable Holdings Limited's 50% shareholding in Reach.

Reach will continue to be a 50:50 joint venture between Telstra and PCCW."

References to Telstra's interest in RWC and Hong Kong CSL on pages 13, 15, 28, 47 and 49 of the Original Information Memorandum (and all other similar references in the Original Information Memorandum) should now refer to Telstra's 100% interest in RWC (and therefore Hong Kong CSL).

The information set out under the heading "International Investments" on page 24 of the Original Information Memorandum is updated by inserting a new paragraph immediately after the last bullet point of the last paragraph:

"In December 2001, we increased our shareholding in our joint venture Telstra Saturn Limited by 8.43% to 58.43%, representing a controlling interest in Telstra Saturn Limited. Concurrently, Telstra Saturn Limited changed its name to TelstraClear Limited ("**TelstraClear**"). At the same time, TelstraClear acquired the Clear Communications Limited group (a 100% BT subsidiary) for NZ$435m. TelstraClear is currently the second largest full service carrier in New Zealand, providing innovative voice, data, internet, mobile, managed services and cable TV products and services to more than 11% of the New Zealand market. New Zealand is a strategically important market for Telstra's Trans-Tasman customers, and the acquisition enables these important customers to receive the same end-to-end services that Telstra provides, in a seamless way."

The information set out under the heading "Competition Rule" on page 34 of the Original Information Memorandum is updated by replacing the third bullet point of the seventh paragraph (on page 35) and the immediately following sentence with:

- "on 6 September 2001, we were issued with a Part A competition notice in relation to the price at which we offer our wholesale ADSL service, Flexstream®. The notice alleged that the price of the service did not allow our competitors to compete with our retail ADSL offerings and that we were refusing to deliver a Layer 2 ADSL product to our wholesale customers. The ACCC alleged that this conduct was anti-competitive. While we disagreed with the ACCC's allegations, we have since launched a wholesale Layer 2-type ADSL product offering, and on 1 December 2001, we introduced further reductions to the price of its Flexstream service. As a result of this action, the ACCC withdrew the competition notice on 15 May 2002.

No competition notices remain in force against us."

The information set out under the heading "Capitalisation and Indebtedness" on page 60 of the Original Information Memorandum is updated by inserting the following at the bottom of page 60 of the Original Information Memorandum:

"The following significant debt instruments have been issued since 30 June 2001:

- in April 2002, we made an issue of U.S.$500,000,000 Notes due 2012 in the United States; and
- in May 2002 we made a domestic issue of A$500,000,000 Notes due 2012 under the Program.

The proceeds of the above two issues were mainly used to refinance existing debt and repay short term debt."

The information set out under the heading "Contingent Liabilities and Guarantees" on page 61 of the Original Information Memorandum is updated by inserting the following information under the heading "Other" on page 62 after the first paragraph:

The changes of significance to our contingent liabilities, indemnities, performance guarantees and financial support relating to FOXTEL since 31 October 2001 are as follows:

- since 31 December 2001, our partnership FOXTEL has increased its minimum subscriber guarantee commitments under a new perpetual pay television programming agreement for Fox Sports. The effect of this has been to increase our share of the FOXTEL minimum subscriber guarantee commitments by approximately A$46 million per annum. The guaranteed minimum number of subscribers under this new agreement has already been exceeded;

- subject to certain conditions being met, including appropriate regulatory approvals, FOXTEL has granted a non-exclusive licence to SingTel Optus to distribute FOXTEL subscription television channels on the Optus Television cable pay television service, for the period 1 November 2002 to 31 December 2010. Subject to regulatory consent and the consent of content providers FOXTEL will supply some SingTel Optus channels over the FOXTEL platforms. FOXTEL will assume certain minimum subscriber obligations of SingTel Optus under its movie and other content arrangements. Our share of these obligations is up to a maximum of approximately A$275 million. SingTel Optus will pay fees to FOXTEL for a guaranteed minimum number of subscribers, which decreases FOXTEL's above commitment; and

- FOXTEL has entered into a 15-year agreement to acquire capacity on the Optus C1 satellite. Our share of this commitment is A$25 million per annum, increasing to A$30million per annum over the term.

On 22 October 2001, our subsidiary Hong Kong CSL was awarded a licence to provide third-generation mobile telecommunications services for a period of 15 years. Pursuant to the terms of this licence, Hong Kong CSL has committed to pay minimum spectrum utilisation fees amounting to A$328 million over the 15-year period."

The information set out on pages 115 and 116 of the Original Information Memorandum is updated by replacing it with the information set out on pages 5 and 6 of this Supplemental Information Memorandum.

PRINCIPAL OFFICE OF THE ISSUER

Telstra Corporation Limited
242 Exhibition Street
Melbourne Victoria 3000

REGISTERED OFFICE OF THE ISSUER

Level 41
242 Exhibition Street
Melbourne Victoria 3000

ARRANGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Commonwealth Bank of Australia
Level 12
385 Bourke Street
Melbourne Victoria 3000

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
Thames Exchange
10 Queen Street Place
London EC4R 1BQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International Limited
25 Cabot Square
London E14 4QA

Royal Bank of Canada Europe Limited
71-71A Queen Victoria Street
London EC4V 4DE

UBS AG, acting through its business group
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Westpac Banking Corporation
60 Martin Place
Sydney NSW 2000

AUDITORS OF THE ISSUER

Ernst & Young
120 Collins Street
Melbourne Victoria 3000

FISCAL AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENTS

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

AUSTRALIAN REGISTRAR

Austraclear Services Limited
30 Grosvenor Street
Sydney NSW 2000

AUTHORISED ADVISER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

LEGAL ADVISERS

to the Issuer as
to Australian law

Mallesons Stephen Jaques
Level 28
Rialto
525 Collins Street
Melbourne Victoria 3000

to the Dealers
as to English law

Clifford Chance
200 Aldersgate Street
London EC1A 4JJ

to the Dealers as
to Australian law

Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

Telstra

29 July 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Telstra's broadband business lifts off

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

29 July 2002 **208/02**

Telstra's broadband business lifts off

Telstra today announced its broadband business had experienced a major upswing in subscriber numbers, both retail and those serviced by Telstra's wholesale customers, which meant it was well on track to meet its target of one million subscribers in 2005.

Dr Ziggy Switkowski, Telstra's Chief Executive Officer, said the steady growth in the number of customer requests for the service had sped up markedly over the last two quarters and the pace should continue to accelerate for some time.

"Customer requests for our broadband service have doubled from the second quarter to the fourth quarter last financial year, to more than five thousand a week," he said.

"Telstra today has more than 175,000 customers, both retail and those serviced by Telstra's wholesale customers. We are confident of meeting our target of one million customers in 2005 and we aim to generate annual revenues of near one billion dollars the following calendar year."

Telstra has demonstrated industry leadership to drive demand for broadband services recently by introducing the following initiatives:

- The Telstra Broadband Fund – up to $60 million in cash and bandwidth to fast track the development of compelling customer applications and services
- Standing behind its ADSL network availability with service level guarantees
- A significantly cheaper self-installation option for ADSL customers (developed by a local supplier)
- Entry level pricing for ADSL falling below $60 (entry level pricing for cable is less than $50 per month once connected with Telstra's Rewards discount for eligible customers, ADSL from $59.95 for eligible customers and satellite from $60). Terms and Conditions apply
- Early availability of "Broadband Regional Connect", a combination of ISDN and One-Way Satellite, together with Telstra waiving the charge for ISDN extenders, should provide a cost effective high speed internet option for our rural and regional customers.

Telstra's broadband rollout is running to plan with the number of ADSL enabled exchanges currently exceeding 800, of which 378 are outside capital cities.

Dr Switkowski said Telstra was operating in a competitive and well established industry with five major ADSL network providers and more than 140 service providers offering broadband customer services in the Australian market.

"The industry is growing and benefiting from Telstra's $1 billion ADSL rollout. The market has seen a marked increase in the number of broadband service providers and the future is very bright for the industry as, increasingly, we expect more compelling applications will be developed to attract customers to broadband," he said.

Media inquiries:
Michael Grealy, Telstra Media Relations, 0419 217 343
Kerrina Lawrence, Telstra Retail Public Affairs, 03 9634 7134 or 0419 352313.

Telstra

Telstra Online Vision
"Broadband lift off"
Update to the Market
29 July 2002

TELSTRA CORPORATION
Media Presentation
29 July 2002

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; competition in the markets in which Telstra operates; the inherent regulatory risks in the businesses of Telstra, the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra operates.

Telstra's Online Vision


Domestic Retail
International
Infrastructure Services
Applications
Wholesale


Any access
Telstra Network
Any service
Any device
ADSL
Cable
Satellite
ISDN
Mobile
Telstra Access Server
DMO Network
Telstra Services/ Applications
Internet Service Providers
Information and Content Service Providers
eCommerce Providers

"any device, anywhere, any time"



Online Standard Operating Environment





Telstra Online Standard Operating Environment
Development Process
Interoperability Standards
Online Domain Architecture
Telstra Common Online Technology
Device & Portal Management
Microsoft (.NET)
Open Standards for Developers
SUN (J2EE)
Application Servers (.NET)
Application Server (J2EE)
Payments
Messaging
Content
Customer Management
Telstra Network
Telstra Network

"any device, anywhere, any time"

000016

Scott McNealy - Chairman, President and CEO of Sun Microsystems



Today in Australia



- 19.7 Million people
- Over 7.5 Million homes
- Over 4.5 Million homes have a computer
- Over 3.6 Million Internet enabled households
- Estimated 300,000 Broadband enabled households

Source data – ABS data and other research

"every second house has the internet"

Broadband Evolution



Welcome to
Telstra BigPond™ Broadband
Lift-off! now
Early Adopters
Always on
Multiple Devices
Content & Applications
$1B Revenue (2006)*
1m Broadband Customers (2005)*
2000
2002
2010

"we have lift off"

* Current estimate

Broadband is taking off

Current Broadband SIO



180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Wholesale
Retail
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Q2/02
Q3/02
Q4/02

Broadband Application (per month)



6000
5000
4000
3000
2000
1000
0
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Q2/02
Q3/02
Q4/02

- Wholesale account for more than a quarter of Telstra ADSL subscribers
- Applications per month have more than doubled from Q2 to Q4 of 01/02

"currently over 175k Telstra Broadband services"

Broadband is on track


Try the INTERNET today.
Try the INTERNET today.
BROADBAND




Over 175k Customers
1m Customers
$1b Revenue
Telstra Wholesale
Telstra Retail
Aug 2000
Now
2005
2006
2012

"on track to reach 1 million subscribers in 2005"

DSL take-up international comparison



DSL Take-up per 100 population in relation to launch
Takeup / 100 popluation
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45
Month Since Launch
Estimated Australian Total
Estimated Telstra
Now
US
Sweden
Germany
France
UK
Telstra

Source data – OECD Oct 2001

"Telstra ADSL is taking off"

Telstra's Broadband Self Installation Expectation



Self Installation Take-up
%
100
80
60
40
20
0
Expected
Launch ADSL
Jul-02
Jun-03
Jun-04
Jun-05
% of ADSL applications
% of total Cable applications



Install CD
Connectors & Adaptors
Modem
Important Notice
Run CD First
Instruction Sheet

- World class Self Installation Kit
- Developed by Australian IT company "HyperDyne"

"self install already approaching 42% of ADSL installations"*

* Telstra Broadband ADSL Self Install Kit. In trial from December 2001. Full launch July 2002

Exchange rollout on track



900
800
Aug 2000
Now
June2003

ADSL Enabled Exchange Areas



Non Metro 48%
Metro 52%

Metro & non-Metro Split

"800 Exchanges – 65 regions
378 non capital city exchanges"

Opportunities for Health, Education and SME's

Health
- Standardised online environment
- Telstra access – a significant component
- AMA agreement for internet education

Education
- School years 1-12, major focus
- New learning models
- Distance education
- Broadband Access
- Network security
- Operational simplicity

SME
- Tailored apps
- Distributed work practices
- Uptake doubled in the last year

"compelling applications to stimulate uptake"

Industry Leadership



- Broadband Development Fund
- Introduction of Service Level Guarantee
- Online Standard Operating Environment
- Continue to stimulate Wholesale and Retail Market
- Content Distribution

broadband fund

"Telstra - providing industry leadership"

Telstra's Online Vision

- On track for 1 million customers in 2005
- Delivering our Online Vision
- Supporting open development
- Broadband is taking off
- Telstra's Industry Leadership



The Internet Service Provider chosen by more Australians.

"any device, anywhere, any time"

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

29 July 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Correction - Telstra's broadband business lifts off

In accordance with the listing rules I forwarded an announcement to the stock exchange this morning at 11.00am. Please note that there was a typographical error in the slide entitled "Broadband is taking off". The enclosed slide replaces the previously issued slide. The correction is that the references to "per month" should read "per week".

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Broadband is taking off

Current Broadband SIO


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Wholesale
Retail
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Q2/02
Q3/02
Q4/02

Broadband Application (per week)


6000
5000
4000
3000
2000
1000
0
Q1/01
Q2/01
Q3/01
Q4/01
Q1/02
Q2/02
Q3/02
Q4/02

- Wholesale account for more than a quarter of Telstra ADSL subscribers
- Applications per week have more than doubled from Q2 to Q4 of 01/02

"currently over 175k Telstra Broadband services"

Telstra

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

1 August 2002

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Successful property sale

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

Telstra

01 August, 2002 219/2002

Telstra announces successful property sale

Telstra today announced it had successfully negotiated the sale of a portfolio of seven office properties nationally for $570 million. The winning bidder is Investa Property Group ('Investa'), one of Australia's premier integrated property companies.

The sale is a straightforward cash sale and is expected to generate approximately $100 million in net profit after tax for financial year 2003. Telstra will retain the right to continue to occupy the buildings under normal operating leases which are long term and at market rents.

Telstra's decision to sell certain components of its property portfolio is in line with Telstra's business strategy to focus on its core competencies. Property is not regarded as one of its core businesses.

Telstra's Chief Financial Officer, David Moffatt, said the sale and lease arrangements were negotiated over a period of six months.

"Our commercial objectives have been met. They were to maximise the sale proceeds, transfer property ownership risk, retain flexibility to meet future decreases in space requirements and minimise ongoing operating payments," he said.

"Our capital efficiency focus is based on making every dollar count. Today's announcement ensures that capital from our major office property assets is released to fund ongoing investment as part of our rigorous capital management program.

"Proceeds from the sale will be used to fund Telstra's core business including ongoing investment in wireless data technologies and core telecommunications infrastructure to enhance broadband technology and improve service and productivity for Australians," he said.

The seven properties sold to Investa are 242 Exhibition Street, Melbourne; 231 Elizabeth Street, Sydney; 310-322 Pitt Street, Sydney; 80 Stirling Street, East Perth; 30 Pirie Street, Adelaide; 7-13 Tomlins Street, Townsville and 111-115 Grafton Street, Cairns. The buildings account for less than 25 per cent of Telstra's office space nationally.

..../cont'd

Telstra has one of the largest and most diverse property portfolios in Australia with more than 11,000 sites, half of which it owns.

Telstra has retained naming and signage rights for each of the buildings and will retain significant operational flexibility as lessee.

The sale process was managed by JPMorgan as exclusive financial advisor to Telstra for this project.

See attached for further information on the buildings.

Media inquiries:
Jane Sullivan
General Manager Public Affairs, Finance and Administration
Telephone: 03 9632 3701
Mobile: 0418 431 927
jane.sullivan@team.telstra.com

Background Information

Telstra has announced it has sold by way of a selective tender process seven non-core office properties ("the Portfolio"). Telstra will lease the majority of space within these buildings.

The Portfolio comprises seven properties, located throughout Australia as follows:

242 Exhibition Street, Melbourne; 47 Level Office Tower built in 1992 NLA approx. 66,000m^2 A Grade building 42 levels of office accommodation Conference facilities and theatrette Retail arcade and food court 346 car spaces	7-13 Tomlins Street, Townsville; 8 Level Office Complex built in 1989 NLA approx. 9,500m^2 B Grade building 5 levels of office accommodation 800m^2 of retail tenancies 158 car spaces
231 Elizabeth Street, Sydney; 17 Level Office Tower built in 1987 NLA approx. 23,000m^2 A Grade building 15 levels of office accommodation 80 car spaces	30 Pirie Street, Adelaide; 26 Level Office Tower built in 1987 NLA approx. 25,000m^2 A Grade building 23 levels of office accommodation 1 retail tenancy and theatrette.
310-322 Pitt Street, Sydney; 32 Level Office Tower built in 1989 NLA approx. 29,000m^2 A Grade building 29 levels of office accommodation 1 retail tenancy	80 Stirling Street, East Perth; 8 Level Office Complex built in 1982 NLA approx. 20,000m^2 B Grade building 7 levels of office accommodation 31 car spaces
111-115 Grafton Street, Cairns 3 Level Office Complex built in 1987 NLA approx. 2,700m^2 B Grade building 2 levels of office accommodation 57 car spaces	

Telstra

1 August 2002

Office of the Company Secretary

Level 41
242 Exhibition Street
MELBOURNE VIC 3000
AUSTRALIA

Telephone 03 9634 6400
Facsimile 03 9632 3215

The Manager
Company Announcements Office
Australian Stock Exchange
10th Floor, 20 Bond Street
SYDNEY NSW 2000

ELECTRONIC LODGEMENT

Dear Sir or Madam

Re: Bill Scales Appointed As Group Managing Director

In accordance with the listing rules I enclose an announcement for release to the market.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra

1 August 2002

Bill Scales appointed as group managing director

I am pleased to announce the appointment of Mr Bill Scales to the position of group managing director, Corporate and Human Relations, effective immediately.

This position will encompass the functions of Human Resources, Corporate and Political Relations, Employee Communications, and chief of staff to the CEO.

Mr Brian Pilbeam, managing director, Corporate Relations, will report to Mr Scales and the current reporting structures in Human Resources will continue to apply.

Mr Scales joined Telstra in November, 2000 as managing director of Human Resources and chief of staff and has been a member of the CEO Leadership Team throughout this time.

Before joining Telstra, Mr Scales spent more than 20 years in the manufacturing sector, managing his first company when he was in his mid 20s. He has also spent more than 15 years in senior positions in the public sector, as CEO of the Automotive Industry Authority, CEO of the Industry Commission, the precursor to the Productivity Commission, and as the Head of the Victorian Public Service.

He joins his six fellow GMDs in reporting to me, with an appointment of a successor to Mr Gerry Moriarty still to be made to complete the Leadership team structure.

This new appointment recognizes the importance of a coordinated policy and communications approach to all our many constituencies at this critical time in the Company's history.

I congratulate Mr Scales on this promotion.

Ziggy Switkowski
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name:	Douglas Gration
Title:	Company Secretary

Date: 8 August 2002